SEC Mail Processing

FEB 21 2019

Washington, DC

E.B.

19005588

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51291 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hantz Financial Services, Inc. (a Wholly Owned Subsidiary of Hantz Group, Inc.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26200 American Dr. Fifth Floor
(No. and Street)

| Southfield | MI | 48034 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renee Yaroch — 248-304-2855 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

| 2601 Cambridge Ct. Suite 500 | Auburn Hills | MI | 48326 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hantz Financial Services, Inc. (a Wholly Owned Subsidiary of Hantz Group, Inc.), as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JENNIFER MICHELE OBERLE
Notary Public, Washtenaw Co., MI
My Commission Expires May 2, 2019
Acting in Oakland Co.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HANTZ FINANCIAL SERVICES, INC.
## (A Wholly Owned Subsidiary of Hantz Group, Inc.)

## TABLE OF CONTENTS

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Hantz Financial Services, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hantz Financial Services, Inc. as of December 31, 2018 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hantz Financial Services, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Hantz Financial Services, Inc.'s management. Our responsibility is to express an opinion on Hantz Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hantz Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Hantz Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Hantz Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Hantz Financial Services, Inc.'s auditor since 2014.
Auburn Hills, Michigan
February 19, 2019

# HANTZ FINANCIAL SERVICES, INC.
## (a Wholly Owned Subsidiary of Hantz Group, Inc.)

## [redacted] STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2018

### ASSETS

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 11,631,532 |
| Cash segregated for benefit of customers | - |
| Accounts receivable for marketing support | 1,416,200 |
| Commissions receivable | 2,759,030 |
| Notes receivable, employees | 511,728 |
| Deposits with clearing organizations | 95,046 |
| **Total assets** | **$ 16,413,536** |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **Liabilities** | |
| Accrued compensation | $ 2,842,998 |
| Accounts payable and accrued expenses | 286,607 |
| Taxes payable | 571,318 |
| Due to affiliate | 990 |
| Deferred income tax liability | 20,000 |
| **Total liabilities** | **$ 3,721,913** |
| | |
| **Stockholder's equity** | |
| Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding | 533,121 |
| Retained earnings | 12,158,502 |
| **Total stockholder's equity** | **$ 12,691,623** |
| **Total liabilities and stockholder's equity** | **$ 16,413,536** |

The accompanying notes are an integral part of these financial statements.

## HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

### STATEMENT OF INCOME
### YEAR ENDED DECEMBER 31, 2018

| | |
|---|---|
| **Revenue** | |
| Commissions | $ 31,179,135 |
| Investment and advisory fees | 14,295,282 |
| Marketing support | 4,045,802 |
| Plan processing fees | 1,290,760 |
| Financial planning fees | 1,044,319 |
| Other | 152,143 |
| **Total revenue** | **52,007,441** |
| **Expenses** | |
| Compensation, commissions and benefits | 28,216,359 |
| Management fees | 3,516,894 |
| Communications and data processing | 2,631,062 |
| Occupancy | 1,907,225 |
| Office expenses | 460,246 |
| Professional fees | 485,588 |
| Licensing | 381,426 |
| Depreciation/amortization | 303,787 |
| Other | 1,302,455 |
| **Total expenses** | **39,205,042** |
| **Operating income** | **12,802,399** |
| Interest income | 73,698 |
| **Income before tax expense allocation from Parent** | **12,876,097** |
| Income tax expense allocated from parent | 3,242,294 |
| **Net income** | **$ 9,633,803** |

The accompanying notes are an integral part of these financial statements.

## HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### YEAR ENDED DECEMBER 31, 2018

| | Common Stock | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | Earnings | Total |
| **Balances, January 1, 2018** | 1,000 | $ 533,121 | $ 13,024,699 | $ 13,557,820 |
| Dividends paid to Parent | - | - | (10,500,000) | $ (10,500,000) |
| Net income | - | - | 9,633,803 | 9,633,803 |
| **Balances, December 31, 2018** | 1,000 | $ 533,121 | $ 12,158,502 | $ 12,691,623 |

The accompanying notes are an integral part of these financial statements.

# HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2018

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 9,633,803 |
| Adjustment to reconcile net income to net cash provided by operating activities | |
| Deferred taxes | (130,000) |
| Net changes in operating assets and liabilities which (used) provided cash | |
| Cash segregated for benefit of customers | - |
| Accounts receivable for marketing support | 126,815 |
| Commissions receivable | 754,181 |
| Amounts due to clearing organizations | - |
| Accrued compensation | 105,321 |
| Taxes payable to parent | (196,971) |
| Accounts payable and accrued expenses | 43,383 |
| Change in due to/from affiliate | (31,509) |
| **Net cash provided by operating activities** | **10,305,023** |
| **Cash used in investing activities** | |
| Issuance of note receivable, employee | (100,387) |
| Collections of note receivable, employee | 120,851 |
| Net cash used in investing activities | **20,464** |
| **Cash used in financing activities** | |
| Dividends paid to Parent | (10,500,000) |
| **Net decrease in cash and cash equivalents** | **(174,513)** |
| **Cash and cash equivalents, January 1, 2018** | 11,806,045 |
| **Cash and cash equivalents, December 31, 2018** | **$ 11,631,532** |
| **Supplemental cash flows information** | |
| Cash paid to Parent during the year for income tax allocation | **$ 3,569,265** |

The accompanying notes are an integral part of these financial statements.

## HANTZ FINANCIAL SERVICES, INC.
**(A Wholly Owned Subsidiary of Hantz Group, Inc.)**

## NOTES TO FINANCIAL STATEMENTS

### 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business**

***Hantz Financial Services, Inc.*** (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services, including financial planning and investment portfolio management services. The Company's customers are primarily individuals and small businesses located predominantly in the states of Michigan and Ohio. The Company is also a licensed mortgage broker.

The Company is a Michigan Corporation that is a wholly owned subsidiary of ***Hantz Group, Inc.*** (the "Parent").

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates. Significant estimates include but are not limited to commission receivables and accrued compensation.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of demand deposits in banks. The Company holds deposits in major financial institutions in excess of federally insured limits. Management does not believe the Company is exposed to any significant interest rate or other financial risk as a result of these deposits.

**Cash Segregated for Benefit of Customers**

The Company has a special bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2018 the balance in the account is $0. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities the Company is claiming exemption under k(2)(i) and k(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

**Commission and Marketing Support Receivables**

Receivables consist primarily of amounts due from commissions and marketing support revenue earned from the sale of financial products. All amounts deemed uncollectible are recognized as an expense for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2018.

## NOTES TO FINANCIAL STATEMENTS

**Revenue Recognition**
On January 1, 2018, we adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606.

The adoption of FASB ASC Topic 606 did not have an impact on the recognition of our primary sources of revenue such as commissions, investment advisory fees and marketing support. The timing of recognition of substantially all of our remaining revenue was also not materially impacted, and we therefore did not record any cumulative effect adjustment to opening equity.

Commissions are recorded on a trade-date basis.

Investment and advisory fees are billed to the client on a quarterly basis in advance and recorded as earned on a monthly basis.

Marketing support is revenue generated for providing marketing services for certain product companies. The amount of the marketing fee can be based on a stated percentage of new purchases and/or assets under management.

Financial plan processing revenue is received from an affiliated company for plan processing services. Revenue is recorded when the service is completed.

Financial planning fees are recorded monthly in accordance with the terms of the client agreements. If an annual payment is received, there will be an unearned revenue liability account and a receivable for employee compensation.

**Concentrations**
The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. The Company receives marketing support revenue based on the volume traded through the investment and insurance providers. In 2018, 94% of commission revenue was from five investment companies and 88% of marketing support revenue was from four investment companies.

**Income Tax Allocation from Parent**
The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis with an income tax allocation from the parent to the Company for its proportionate share.

Deferred federal and state income tax assets and liabilities are computed annually for differences between the financial statement and income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related to recoverable settlement expenses and deferred payment of certain compensation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be

realized. Income tax expense (Income tax allocation from parent) is the current year tax or benefit plus or minus the change during the year in deferred tax assets and liabilities.

The Company analyzed its filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has also elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes, and continues to reflect any charges for such, to the extent they arise, as a component of its operating expenses, which has no significant impact on the company's financial statements.

**New Accounting Pronouncements**
In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, Leases, which supersedes current lease accounting requirements. This new ASU requires lessees to recognize a right-of-use asset and related lease liability for all leases, with limited exception for short-term leases. This new guidance will be effective for the Company's fiscal year ending December 31, 2020. Upon implementation, the Company's lease payment obligations will be recognized at their estimated present value along with a corresponding right-of-use asset. Lease expense recognition will be generally consistent with current practice.

## 2. RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, the Parent provides accounting, administrative and managerial services to the Company. Amounts charged for these services by the Parent result from an allocation of actual costs based on the percentage of the actual prior year revenue of the Company in relation to the actual prior year revenue generated by other subsidiaries. The cost allocated for management services was $3,516,894 during 2018. The Company was also allocated $2,481,322 in additional operating and administrative costs from the Parent. In addition, software utilized for processing securities transactions was developed for the Company by Hantz Technology, L.L.C., in which the Parent is the sole member. The Company leases this software along with hardware and maintenance support, on a month-to-month basis, from Hantz Technology, L.L.C. Total expense incurred in connection with these technology charges was $1,486,226 during 2018. The Company also leases office space under various operating leases with its Parent who in turn leases these facilities from both related and unrelated third parties. Net rental expense on operating leases from related parties was $1,515,429 and from unrelated parties was $391,796 in 2018.

The following is a schedule of approximate annual future minimum lease payments for the Company's portion of related party and unrelated third party leases for facilities as required under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 2018. To determine the amount below an allocation was based on 2018 allocation percentages to determine future years lease expense.

| Year Ending December 31 | Total HFS Non-Cancelable Operating Leases | Related Parties Non-Cancelable Operating Leases | Unrelated Third Parties Non-Cancelable Operating Leases |
|---|---|---|---|
| 2019 | $ 1,640,000 | $1,476,000 | $164,000 |
| 2020 | 1,465,000 | 1,393,000 | 72,000 |
| 2021 | 1,327,000 | 1,256,000 | 71,000 |
| 2022 | 745,000 | 674,000 | 71,000 |
| 2023 | 290,000 | 290,000 | 0 |
| **Total payments due** | $5,467,000 | $5,089,000 | $378,000 |

Hantz Financial Services is directly liable for lease payments included in the above amounts of $97,000 in 2019. This is the result of Hantz Financial Services being the signor on the subject lease.

The Company earned commissions from affiliated entities for commercial loans and mortgages. In 2018, the Company earned $54,985 in revenue for these services. The Company received revenue for plan processing services provided to an affiliate. In 2018, the revenue was $1,290,760 for these services.

Taxes payable of $571,318 is payable to the parent. No interest is charged on the $990 due to affiliate balance which is due on demand and expected to be paid in 2019.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $100,000 or 6.67% of aggregate indebtedness, which is $246,794 at December 31, 2018, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $9,451,455 which was $9,204,661 in excess of the required amount of net capital. The Company's atio of aggregate indebtedness to net capital ratio was 0.39 to 1 as of December 31, 2018.

## 4. EMPLOYEE BENEFIT PLAN

The Company participates in a deferred compensation retirement plan sponsored by the Parent qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions

to the plan are determined annually at the discretion of the Board of Directors. The Company did not make any matching contributions to the plan in 2018.

### 5. INCOME TAX ALLOCATION FROM PARENT

The income tax allocation from parent consists of the following components for the year ended December 31, 2018:

| | |
|---|---|
| Current federal provision | $ 2,669,425 |
| Deferred federal provision | (108,000) |
| **Total federal income tax provision** | **2,561,425** |
| Current state provision | 702,869 |
| Deferred state provision | (22,000) |
| **Total state income tax provision** | **680,869** |
| **Income tax allocation from parent** | **$3,242,294** |

The components of deferred income taxes reported in the accompanying statement of financial condition are comprised of the following amounts at December 31, 2018:

| | |
|---|---|
| Deferred tax asset | $ 77,000 |
| Deferred tax liability | (97,000) |
| **Net deferred tax Liability** | **$ (20,000)** |

The Company has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly increase in the next twelve months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2018, and it is not aware of any claims for such amounts by federal or state income tax authorities on the Parent company that would require recording an allocation of such on the Company's financial statements.

### 6. CONTINGENCIES

From time to time, the Company is party to various litigation and other claims arising in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

## 7. SUBSEQUENT EVENTS

The company has evaluated events that occurred subsequent to year-end through February 19, 2019 the date the financial statements were issued, to determine whether events required recognition or disclosure in the 2018 financial statements as required by authoritative guidance.

■ ■ ■ ■ ■

# SUPPLEMENTARY SCHEDULE

# HANTZ FINANCIAL SERVICES, INC.
## (a Wholly Owned Subsidiary of Hantz Group, Inc.)

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2018

| | |
|---|---|
| **Net capital** | |
| Total stockholder's equity | $ 12,691,623 |
| **Deductions** | |
| Non-allowable assets | |
| Commissions and marketing support receivables greater than 30 days | $ 2,728,440 |
| Note receivable, employee | 511,728 |
| Other assets - Due from Parent | - |
| Deferred income tax asset | - |
| **Total deductions** | **3,240,168** |
| **Net capital** | **$ 9,451,455** |
| **Aggregate indebtedness** | |
| Items included in statement of financial condition | |
| Accrued compensation | $ 2,842,998 |
| Accounts payable, accrued expenses, and amounts due to clearing organizations | 858,915 |
| **Total aggregate indebtedness** | **$ 3,701,913** |
| **Computation of basic net capital requirement** | |
| Minimum dollar net capital requirement | $ 246,794 |
| Excess net capital | $ 9,204,661 |
| Excess net capital at 1000% | $ 9,081,264 |
| Ratio of aggregate indebtedness to net capital | 0.39:1 |
| **Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2018)** | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS | $ 9,451,455 |
| **Net capital, per above** | **$ 9,451,455** |

Note: There were no material differences between this schedule and the company's unaudited FOCUS report filed January 25, 2019

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Hantz Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hantz Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k), under which Hantz Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Hantz Financial Services, Inc. stated that Hantz Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hantz Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hantz Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 19, 2019

HANTZ FINANCIAL SERVICES, INC.

26200 AMERICAN DRIVE
SOUTHFIELD, MI 48034

HANTZFINANCIAL®

# HANTZ FINANCIAL SERVICES, INC.

## EXEMPTION REPORT

February 19, 2019

The information below is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Hantz Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.
- Hantz Financial Services, Inc. claimed an exemption under both paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2018.
- Hantz Financial Services, Inc. has met the identified exemption provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 at all times during the year ended December 31, 2018, without exception.

Renee Yaroch, Chief Financial Officer

2-19-2019

Date

# Hantz Financial Services, Inc.

(A Wholly Owned Subsidiary of Hantz Group, Inc.)

## Year Ended December 31, 2018

## Financial Statements and Supplementary Information